Exhibit 99.3

PERPETUA RESOURCES CORP.

Suite 201 – 405 S 8th Street, Boise, Idaho, USA 83702
Telephone: (208) 901-3060
www.perpetuaresources.com

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS ON APRIL 16, 2021 (the “Meeting”)

You are receiving this notification as Perpetua Resources Corp. (the “Company”) is using “notice-and-access”, as defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, for electronic delivery of the Company’s information circular dated March1, 2021 (the “Information Circular”) to its shareholders in relation to the Meeting. Under notice-and-access, Canadian companies are no longer required to deliver physical paper copies of certain materials relating to the annual meeting to their shareholders, unless requested by shareholders. Instead, electronic versions can be posted online for shareholder access and review. This new means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION

WHEN:	Friday, April 16, 2021 9:00 a.m. Pacific Time	WHERE:	Online at https://web.lumiagm.com/445489189

*Due to the COVID19 Pandemic and given the restrictions on public gatherings and in the best interest of the health of all participants in the Company’s 2021 AGM, the Company will hold a virtual-only Meeting via live webcast, and therefore respectfully asks that all shareholders participate in the Meeting virtually.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

At the Meeting, shareholders will be asked to vote on the following:

1.	To receive and consider the Annual Financial Report of the Company containing the audited financial statements of the Company together with the auditors’ report thereon for the financial year ended December 31, 2020;
2.	To fix the number of directors at eight (8). Additional information may be found in the “ELECTION OF DIRECTORS” section of the Information Circular;
3.	To elect directors. Additional information may be found in the “ELECTION OF DIRECTORS” section of the Information Circular;
4.	To appoint the auditor for the ensuing year at a remuneration to be set by the directors. Additional information may be found in the “APPOINTMENT OF AUDITOR” section of the Information Circular; and,
5.	To consider and, if thought fit, to approve, by ordinary resolution, a new omnibus equity incentive plan for the Company, as further described in the Management Information Proxy Circular accompanying this Notice of Meeting. Additional information may be found in the “OTHER MATTERS TO BE ACTED UPON” section of the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING

The meeting materials can be viewed online under the Company’s SEDAR profile at www.sedar.com, or on the Company’s website at https://investors.perpetuaresources.com/investors/shareholder-materials/ for up to one year from the date of this Notification.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You can obtain a paper copy of the Information Circular, free of charge, by

1.	Calling the Company, toll free at 1-855-703-4653 (in Canada or the U.S.) or at (208) 901-3060 (collect call outside of Canada or the U.S.) and providing your name and mailing address; or
2.	Sending a request to the Company’s head office at Suite 201 – 405 S 8th Street, Boise, Idaho, USA 83702 and providing your name and mailing address.

If you wish to receive a paper copy of the Information Circular, it will be sent within three business days of your request, if such requests are made before the Meeting. To ensure you receive the material in advance of voting deadline and Meeting date, your request should be provided to the Company no later than April 5, 2021; however, requests for Meeting materials may be made up to one year from the date the Information Circular was posted on SEDAR. The Company will send paper copies of the Information Circular to requesting shareholders within ten calendar days of their request, if such requests are made after the Meeting.

STRATIFICATION USED: NO

The Company will not use procedures known as “stratification” with its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the relevant information circular to some, but not all, shareholders with a notice package in relation to the relevant meeting. In relation to the Meeting, all shareholders will receive the required documentation under notice-and-access, which will not include a paper copy of the Information Circular.

VOTING

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote online, by telephone or by mailing the enclosed Proxy or Voting Instruction Form for receipt before 9:00 a.m. on April 14, 2021 using the enclosed Business Reply Envelope.

Registered Holders are asked to return their proxy using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	www.investorvote.com
TELEPHONE:	1-866-732-VOTE (8683) Toll Free within North America, or 1-312-588-4290 Direct Dial – International
MAIL:	8th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1

Non-Objecting Beneficial Holders are asked to return their voting instruction forms at least one business day in advance of the proxy deposit date noted on your voting instruction form using the following methods:

INTERNET:	www.investorvote.com
TELEPHONE:	1-866-734-VOTE (8683) Toll Free within North America, or 1-312-588-4291 Direct Dial – International
MAIL:	8th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1

All other beneficial holders should follow the instructions on the Voting Instruction Form (“VIF”) that was sent to you.

QUESTIONS

Shareholders with questions about notice-and-access can contact the Company through its toll-free number at 1-855- 703-4653 (in Canada or the U.S.) or at (208) 901-3060 (collect call outside of Canada or the U.S.), or by email at info@perpetuacorp.us.